

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2010

Mr. Samuel Pilch
Group Vice President and Controller
ALLSTATE LIFE INSURANCE COMPANY
3100 Sanders Road
Northbrook, IL 60062

> **Re: ALLSTATE LIFE INSURANCE COMPANY**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 000-31248**

Dear Mr. Pilch:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief